June 20, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Sunlands Technology Group Form 20-F for the Year Ended December 31, 2022 Correspondence dated May 23, 2023 File No. 001-38423
Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Kyle Wiley, Christopher Dunham, Rucha Pandit and Taylor Beech:

Sunlands Technology Group (“Sunlands” or the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated May 23, 2023 (the “Comment Letter”), containing the Staff’s comments on the Company’s correspondence dated April 4, 2023.

The Company respectfully advises the Staff that since it needs additional time to prepare thorough and sufficient responses to the Comment Letter, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the Comment Letter no later than July 7, 2023.

Further, the Company respectfully informs the Staff that Ms. Selena Lu Lv has tendered her resignation from the position as the Company’s director, chief financial officer and chief strategy officer for personal reasons, effective on May 16, 2023. In light of this development, the Company respectfully requests that its contact person be updated to Mr. Tongbo Liu (liutongbo@sunlands.com), the chief executive officer of the Company, for future correspondence.

If you have any questions, please contact Li He at +852-2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852-2533-3384 (kevin.zhang@davispolk.com) of Davis Polk & Wardwell LLP, the Company’s U.S. legal counsel.

Sincerely yours,

Sunlands Technology Group

	By:	/s/ Tongbo Liu
Name: Tongbo Liu
Title: Chief Executive Officer

cc:	Li He Kevin Zhang
Davis Polk & Wardwell LLP